FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 16 February, 2022

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes__ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2021 Fourth Quarter and Annual Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 February, 2022

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2021 Fourth Quarter and Annual Results

The financial and operational information contained in this press release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Net cash / debt and Free Cash Flow. See exhibit I for more details on these alternative performance measures.

Luxembourg, February 16, 2022. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) today announced its results for the fourth quarter and year ended December 31, 2021 with comparison to its results for the fourth quarter and year ended December 31, 2020.

Summary of 2021 Fourth Quarter Results

(Comparison with third quarter of 2021 and fourth quarter of 2020)

	4Q 2021	3Q 2021		4Q 2020
Net sales ($ million)	2,057	1,754	17%	1,131	82%
Operating income ($ million)	273	231	18%	7	3,600%
Net income ($ million)	336	326	3%	110	207%
Shareholders’ net income ($ million)	370	330	12%	107	247%
Earnings per ADS ($)	0.63	0.56	12%	0.18	247%
Earnings per share ($)	0.31	0.28	12%	0.09	247%
EBITDA ($ million)	483	379	27%	192	151%
EBITDA margin (% of net sales)	23.5%	21.6%		17.0%

In the fourth quarter of 2021, our sales rose sequentially a further 17%, driven by the ongoing recovery in drilling activity and OCTG prices in North America, where OCTG inventory levels at distributors have fallen below normal levels. Our quarterly EBITDA continues to grow strongly and its margin rose above 23%, despite higher raw material and energy costs. Our operating income, which included a $57 million impairment charge on NKKTubes fixed assets reflecting the forthcoming closure of its facilities during 2022, rose to $273 million. Shareholders’ net income reached $370 million and continues to receive a strong contribution from our investment in Ternium.

1

With the recovery in activity and the ongoing ramp up of our production facilities in the USA, our working capital rose during the quarter and we recorded a negative free cash flow for the quarter of $23 million. Following interim dividend payments of $153 million in November, we ended the year with a positive net cash balance of $700 million.

Summary of 2021 Annual Results

	12M 2021	12M 2020	Increase/(Decrease)
Net sales ($ million)	6,521	5,147	27%
Operating income (loss) ($ million)	708	(663)	207%
Net income (loss) ($ million)	1,053	(642)	264%
Shareholders’ net income (loss) ($ million)	1,100	(634)	273%
Earnings (losses) per ADS ($)	1.86	(1.07)	273%
Earnings (losses) per share ($)	0.93	(0.54)	273%
EBITDA* ($ million)	1,359	638	113%
EBITDA margin (% of net sales)	20.8%	12.4%

*EBITDA is defined as operating (loss) income plus depreciation, amortization and impairment charges / (reversals). EBITDA includes severance charges of $29 million in 2021 and $142 million in 2020. If these charges were not included EBITDA would have amounted to $1,388 million (21.3%) in 2021 and $780 million (15.2%) in 2020.

In 2021, our results recovered strongly from the worst effects of the pandemic bolstered by the recovery in oil and gas drilling activity in the Americas and the structural measures we took to improve our profitability over the longer term. Our sales rose 27% year on year, while our EBITDA more than doubled with the margin surpassing its pre-pandemic level. At the net income level, our result benefited from an extraordinary contribution from our equity participations in Ternium and Usiminas, reflecting record prices in the flat steel sector, which contrasts with that of 2020, which was impacted by $622 million impairment charges on the carrying value of goodwill and other assets in the United States.

Operating cash flow for the year amounted to $119 million in 2021, compared to $1,520 million in 2020 due to a working capital build of $1.0 billion driven by the ramp up of activity. Although in absolute amounts the build up in working capital in 2021 was similar to the corresponding reduction in 2020, it is lower in terms of days of sales and includes higher raw material and energy costs embedded in inventories. After capital expenditures of $240 million and dividend payments of $319 million during the year, our net cash position declined to $700 million at the end of the year.

Climate Change

After establishing our mid-term target for reducing the intensity of carbon emissions from our tubular operations worldwide by 30% compared to a 2018 baseline by the year 2030, we made good progress towards this strategic objective during 2021. By focusing on energy efficiency measures and the reduction of the use of pig iron in our electric furnaces, the carbon emissions intensity of our tubular operations have declined to 1.2 tons of CO2 per ton of steel processed, which compares with the 1.4 tons of CO2 per ton of steel processed in 2018 and 1.3 tons of CO2 per ton of steel processed in 2020. These figures use worldsteel methodology with local emission factors for purchased electricity.

2

These reductions have been principally in our Scope 3 emissions. Now, we are looking to reduce the intensity of our Scope 2 emissions by increasing the use of renewable energy in a number of our facilities around the world. In this respect, our Board of Directors has approved an investment plan to build a wind farm in Argentina at a cost of $190 million which would reduce our CO2 emissions in that country by around 150,000 tons per year, and supply close to 50% of the electric energy requirements at our Siderca integrated seamless pipe mill. This investment is expected to be completed during 2023.

Market Background and Outlook

The global economy has rebounded strongly this year and, with it demand for energy including oil and gas. Oil and gas production increases have not kept pace with increases in consumption resulting in lower inventory levels and higher prices. Prices for oil exceed pre-pandemic levels and prices for LNG reached unprecedented levels during the fourth quarter of 2021.

Although investments in oil and gas drilling are expected to increase during 2022, from their low levels over the past two years, the level of spending is unlikely to return to pre-pandemic levels, as the oil and gas majors and publicly-listed US shale producers prioritize capital discipline and returns to shareholders, while OPEC+ countries continue to manage production level increases.

Drilling activity is increasing around the world. Over the past year, the increase has been led by the U.S. and Canada where it will continue at a lower pace. Latin America is leading the recovery in offshore drilling activity, with rises in Brazil, Mexico and Guyana, while onshore drilling activity should step up in the Vaca Muerta shale in Argentina if country investment conditions allow. In the Eastern Hemisphere, the more recent recovery in drilling activity should extend further through the year, led by the Middle East.

In the first half of 2022, we anticipate further increases in sales on higher prices in North America and shipments to an offshore pipeline in Europe. In the second quarter, we should see a significant recovery of sales in the Middle East and Africa. Despite higher energy costs in Europe, our EBITDA margin should also continue to increase in the first half.

3

Annual Dividend Proposal

Upon approval of the Company´s annual accounts in March 2022, the board of directors intends to propose, for approval of the annual general shareholders’ meeting to be held on May 3, 2022, the payment of dividends in an aggregate amount of approximately $484 million, which would include the interim dividend of approximately $153 million paid in November 2021. If the annual dividend is approved by the shareholders, a dividend of $0.28 per share ($0.56 per ADS), or approximately $331 million, will be paid on May 25, 2022, with an ex-dividend date on May 23, 2022 and record date on May 24, 2022.

Analysis of 2021 Fourth Quarter Results

Tubes Sales volume (thousand metric tons)	4Q 2021	3Q 2021		4Q 2020
Seamless	731	675	8%	423	73%
Welded	68	71	(4%)	103	(34%)
Total	799	746	7%	526	52%

Tubes	4Q 2021	3Q 2021		4Q 2020
(Net sales - $ million)
North America	1,118	901	24%	391	186%
South America	341	314	8%	160	113%
Europe	167	141	19%	137	22%
Middle East & Africa	209	199	5%	294	(29%)
Asia Pacific	75	52	44%	68	10%
Total net sales ($ million)	1,910	1,607	19%	1,050	82%
Operating income ($ million)	245	200	22%	3	8,059%
Operating margin (% of sales)	12.8%	12.4%		0.3%

Net sales of tubular products and services increased 19% sequentially and 82% year on year. Volumes increased 7% sequentially and 52% year on year while average selling prices increased 11% sequentially and 20% year on year. In North America, sales increased 24% sequentially reflecting higher prices and volumes for OCTG throughout the region following higher drilling activity and declining market inventory levels. In South America, we had higher sales in Argentina with increased activity in Vaca Muerta but lower sales of connectors and offshore line pipes in Brazil. In Europe sales increased 19% sequentially due to higher sales of offshore line pipes, with the first deliveries to the Sakarya project in Turkey, and higher prices on mechanical pipe sales to distributors. In the Middle East and Africa sales remained at low levels, particularly in Kuwait pending the transition to the new contract, however Rig Direct® sales in U.A.E. are ramping up. In Asia Pacific sales increased 44% sequentially, mainly due to higher sales of high alloy products in China.

Operating income from tubular products and services, amounted to $245 million in the fourth quarter of 2021, compared to $200 million in the previous quarter and $3 million in the fourth quarter of 2020. Operating results of the quarter include a $57 million impairment charge on NKKTubes fixed assets. During the quarter the operating margin increased following an 11% increase in average selling prices while cost of sales per ton increased 9% as higher raw materials and energy costs were offset by higher prices mainly in North America thanks to an increase in drilling activity and lower market inventory levels. SG&A as a percentage of sales also declined sequentially.

4

Others	4Q 2021	3Q 2021		4Q 2020
Net sales ($ million)	147	147	0%	81	82%
Operating income ($ million)	29	31	(9%)	4	609%
Operating margin (% of sales)	19.4%	21.4%		5.0%

Net sales of other products and services remained flat sequentially while they increased 82% year on year. Sequentially, a steep decline in sales and operating income at our industrial equipment business in Brazil was offset mainly by an improvement in sales and results from the sale of energy and excess raw materials and of pipes for construction activities from our Piombino facility in Italy.

Selling, general and administrative expenses, or SG&A, amounted to $338 million (16.4% of net sales), compared to $317 million (18.1%) in the previous quarter and $242 million (21.4%) in the fourth quarter of 2020. While SG&A expenses increased sequentially, mainly due to higher selling expenses, labor costs and services and fees, partially offset by a decrease in the provision for contingencies, they declined as a percentage of sales.

Impairment charge. In December, 2021, as a result of the expected termination of our NKKTubes joint venture, we recorded a $57 million impairment on its fixed assets.

Other operating income amounted to $12 million in the fourth quarter of 2021, compared with $8 million in the previous quarter and $14 million in the fourth quarter of 2020. The result of the quarter is mainly explained by a $7 million gain from the sale of the Geneva structural pipe business in the United States on November 1, 2021.

Financial results were a gain of $2 million in the fourth quarter of 2021, close to zero in the previous quarter and a loss of $14 million in the fourth quarter of 2020. Result of the quarter is mainly explained by a $1 million net interest expense offset by a $3 million net foreign exchange gain.

Equity in earnings of non-consolidated companies generated a gain of $133 million in the fourth quarter of 2021, compared to $154 million in the previous quarter and $81 million in the same period of 2020. These positive results are mainly derived from our equity investment in Ternium (NYSE:TX) and Usiminas.

Income tax charge amounted to $72 million in the fourth quarter of 2021, compared to $59 million in the previous quarter and $35 million in the fourth quarter of 2020. Taxes increased during the quarter due to the better results at several subsidiaries following the improvement in activity.

5

Cash Flow and Liquidity of 2021 Fourth Quarter

Net cash provided by operations during the fourth quarter of 2021 was $46 million, compared with $53 million in the previous quarter and $139 million in the fourth quarter of 2020. As activity continues to recover working capital continues to rise showing a $373 million increase during the quarter, mainly driven by higher inventories and trade receivables.

With capital expenditures of $69 million for the fourth quarter of 2021 ($74 million in the previous quarter and $38 million in the fourth quarter of 2020), during the quarter we had a negative free cash flow of $23 million.

Following dividend payments of $153 million during the quarter, we maintained a positive net cash position of $700 million at December 31, 2021.

Analysis of 2021 Annual Results

Tubes Sales volume (thousand metric tons)	12M 2021	12M 2020	Increase/(Decrease)
Seamless	2,514	1,918	31%
Welded	289	480	(40%)
Total	2,803	2,398	17%

Tubes	12M 2021	12M 2020	Increase/(Decrease)
(Net sales - $ million)
North America	3,240	2,108	54%
South America	1,051	660	59%
Europe	622	566	10%
Middle East & Africa	832	1,194	(30%)
Asia Pacific	249	315	(21%)
Total net sales ($ million)	5,994	4,844	24%
Operating income (loss) ($ million)	613	(616)	200%
Operating margin (% of sales)	10.2%	(12.7%)

Net sales of tubular products and services increased 24% to $5,994 million in 2021, compared to $4,844 million in 2020, reflecting a 17% increase in volumes and a 6% increase in average selling prices. In North America sales increased 54% as there was a recovery in volumes and prices throughout the region, led by the U.S. onshore market. In South America sales increased 59% driven by a recovery in sales in Argentina and the Andean region partially offset by lower sales of connectors in Brazil. In Europe sales increased 10% thanks to a strong growth in sales to the mechanical and automotive sectors partially compensated by lower sales of OCTG products throughout the region. In the Middle East & Africa sales declined 30% as sales in U.A.E. remained stable during the year while sales of OCTG and offshore line pipe declined in the rest of the region. In Asia Pacific sales declined 21% due to lower sales of OCTG throughout the region.

6

Operating results from tubular products and services, amounted to a gain of $613 million in 2021, compared to a loss of $616 million in 2020. Tubes operating income in 2021 is net of a $57 million impairment charge on NKKTubes fixed assets and severance charges of $27 million, while in 2020 the operating loss includes an impairment charge of $582 million, accelerated depreciations and amortizations of $56 million and severance charges of $139 million. The improvement in operating results was driven by the recovery in sales (volumes and prices), while an increase in raw material and energy costs was partially offset by an improvement in industrial performance due to the increased levels of activity and utilization of production capacity.

Others	12M 2021	12M 2020	Increase/(Decrease)
Net sales ($ million)	528	303	74%
Operating income (loss) ($ million)	95	(47)	300%
Operating margin (% of sales)	17.9%	(15.6%)

Net sales of other products and services increased 74% from $303 million in 2020 to $528 million in 2021, mainly due to higher sales of energy and excess raw materials and sucker rods, as well as our new oilfield services business in Argentina which offers hydraulic fracturing and coiled tubing services.

Operating results from other products and services, amounted to a gain of $95 million in 2021, compared to a loss of $47 million in 2020. In 2020, Others operating income included an impairment charge of $40 million. The increase in profitability is mainly due to the sucker rods business, our new oil services business and from the sale of excess raw materials and energy.

Selling, general and administrative expenses, or SG&A, amounted to $1,207 million (18.5% of net sales), compared to $1,119 million (21.7%) in 2020. During 2021 SG&A includes $16 million of leaving indemnities, while in 2020 leaving indemnities were $61 million. The 2021 increase in SG&A is mainly due to higher selling expenses, following the increase in sales.

Impairment charge. In December, 2021, as a result of the expected termination of our NKKTubes joint venture, we recorded a $57 million impairment on its fixed assets. In 2020 we recorded an impairment charge of $622 million on the carrying value of goodwill and other assets in the United States.

Other operating results amounted to a gain of $62 million in 2021, compared to a gain of $19 million in 2020. The gain in 2021 is mainly due to a $36 million recognition of fiscal credits in Brazil and the profit from the sale of assets.

Financial results amounted to a gain of $23 million in 2021, compared to a loss of $65 million in 2020. The variation is mainly explained by a $23 million improvement in net interest income, mainly due to interests from fiscal credits in Brazil received in the second quarter, and a $64 million improvement in net foreign exchange results, mainly related to the depreciation of the Euro, the Brazilian real and the Mexican peso in 2020. These results are to a large extent offset by changes to our currency translation reserve.

Equity in earnings of non-consolidated companies generated a gain of $513 million in 2021, compared to $109 million in 2020. These results were mainly derived from our equity investment in Ternium (NYSE:TX) and Usiminas, and reflect the good dynamics at the flat steel sector derived from record high steel prices.

7

Income tax charge amounted to $189 million in 2021, compared to $23 million in 2020, reflecting better results in several subsidiaries following the increase in activity in 2021.

Net income amounted to $1,053 million in 2021, compared with a net loss of $642 million in 2020. The change in results reflects the recovery in sales (volumes and prices) following the improvement in the operating environment, while an increase in raw material and energy costs was partially offset by an improvement in industrial performance due to the increased levels of activity and utilization of production capacity. Additionally, our results in 2021 were boosted by an extraordinary contribution from our equity participations, mainly Ternium, reflecting the good dynamics in the flat steel sector derived from record high steel prices, while 2020 was impacted by a $622 million impairment on the carrying value of goodwill and other assets in the United States.

Cash Flow and Liquidity of 2021

Net cash provided by operations in 2021 was $119 million (net of $1.046 million used in working capital), compared to $1,520 million (including $1,059 million working capital reduction) in 2020.

With capital expenditures of $240 million, we had a negative free cash flow of $120 million in 2021, compared to a positive free cash flow of $1,327 million in 2020.

Following dividend payments of $319 million during 2021, we maintained a positive net cash position of $700 million at December 31, 2021.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on February 17, 2022, at 10:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 866 789 1656 within North America or +1 630 489 1502 Internationally. The access number is “1560918”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at ir.tenaris.com/events-and-presentations.

A replay of the conference call will be available on our webpage ir.tenaris.com/events-and-presentations or by phone from 1:00 pm ET on February 17 through 1:00 pm on February 25, 2022. To access the replay by phone, please dial +1 855 859 2056 or +1 404 537 3406 and enter passcode “1560918” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

8

Consolidated Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Twelve-month period ended December 31,
	2021	2020	2021	2020
Continuing operations
Net sales	2,057,164	1,130,628	6,521,207	5,146,734
Cost of sales	(1,400,370)	(895,457)	(4,611,602)	(4,087,317)
Gross profit	656,794	235,171	1,909,605	1,059,417
Selling, general and administrative expenses	(338,050)	(242,137)	(1,206,569)	(1,119,227)
Impairment Charge	(57,075)	-	(57,075)	(622,402)
Other operating income (expense), net	11,646	14,351	61,548	19,141
Operating income (loss)	273,315	7,385	707,509	(663,071)
Finance Income	5,845	7,814	38,048	18,387
Finance Cost	(6,851)	(4,587)	(23,677)	(27,014)
Other financial results	2,591	(17,355)	8,295	(56,368)
Income (Loss) before equity in earnings of non-consolidated companies and income tax	274,900	(6,743)	730,175	(728,066)
Equity in earnings of non-consolidated companies	133,482	81,360	512,591	108,799
Income (loss) before income tax	408,382	74,617	1,242,766	(619,267)
Income tax	(72,246)	34,889	(189,448)	(23,150)
Income (loss) for continuing operations	336,136	109,506	1,053,318	(642,417)

Attributable to:
Owners of the parent	370,034	106,557	1,100,191	(634,418)
Non-controlling interests	(33,898)	2,949	(46,873)	(7,999)
	336,136	109,506	1,053,318	(642,417)

9

Consolidated Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At December 31, 2021		At December 31, 2020
ASSETS
Non-current assets
Property, plant and equipment, net	5,824,801		6,193,181
Intangible assets, net	1,372,176		1,429,056
Right-of-use assets, net	108,738		241,953
Investments in non-consolidated companies	1,383,774		957,352
Other investments	320,254		247,082
Derivative financial instruments	7,080		-
Deferred tax assets	245,547		205,590
Receivables, net	205,888	9,468,258	154,303	9,428,517
Current assets
Inventories, net	2,672,593		1,636,673
Receivables and prepayments, net	96,276		77,849
Current tax assets	193,021		136,384
Trade receivables, net	1,299,072		968,148
Derivative financial instruments	4,235		11,449
Other investments	397,849		872,488
Cash and cash equivalents	318,127	4,981,173	584,681	4,287,672
Total assets		14,449,431		13,716,189
EQUITY
Capital and reserves attributable to owners of the parent		11,960,578		11,262,888
Non-controlling interests		145,124		183,585
Total equity		12,105,702		11,446,473
LIABILITIES
Non-current liabilities
Borrowings	111,432		315,739
Lease liabilities	82,694		213,848
Deferred tax liabilities	274,721		254,801
Other liabilities	231,681		245,635
Provisions	83,556	784,084	73,218	1,103,241
Current liabilities
Borrowings	219,501		303,268
Lease liabilities	34,591		43,495
Derivative financial instruments	11,328		3,217
Current tax liabilities	143,486		90,593
Other liabilities	203,725		202,826
Provisions	9,322		12,279
Customer advances	92,436		48,692
Trade payables	845,256	1,559,645	462,105	1,166,475
Total liabilities		2,343,729		2,269,716
Total equity and liabilities		14,449,431		13,716,189

10

Consolidated Statement of Cash Flows

	Three-month period ended December 31,		Twelve-month period ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020	2021	2020
Cash flows from operating activities
Income (loss) for the period	336,136	109,506	1,053,318	(642,417)
Adjustments for:
Depreciation and amortization	152,160	185,024	594,721	678,806
Impairment charge	57,075	-	57,075	622,402
Income tax accruals less payments	23,972	(59,631)	35,602	(117,214)
Equity in earnings of non-consolidated companies	(133,482)	(81,360)	(512,591)	(108,799)
Interest accruals less payments, net	1,174	(2,080)	(11,363)	(538)
Changes in provisions	(6,835)	(3,192)	7,381	(13,175)
Result of sale of subsidiaries	(6,768)	-	(6,768)	-
Changes in working capital	(373,195)	(38,074)	(1,045,907)	1,059,135
Currency translation adjustment and others	(4,207)	29,261	(52,393)	42,183
Net cash provided by operating activities	46,030	139,454	119,075	1,520,383

Cash flows from investing activities
Capital expenditures	(68,647)	(38,166)	(239,518)	(193,322)
Changes in advance to suppliers of property, plant and equipment	(655)	(1,857)	(5,075)	(1,031)
Proceeds from sale of subsidiaries, net of cash	24,332	-	24,332	-
Acquisition of subsidiaries, net of cash acquired	-	-	-	(1,025,367)
Investment in companies under cost method	-	-	(692)	-
Proceeds from disposal of property, plant and equipment and intangible assets	8,380	2,710	22,735	14,394
Dividends received from non-consolidated companies	26,798	-	75,929	278
Changes in investments in securities	111,763	(323,988)	390,186	(887,216)
Net cash provided (used in) by investing activities	101,971	(361,301)	267,897	(2,092,264)

Cash flows from financing activities
Dividends paid	(153,469)	(82,637)	(318,744)	(82,637)
Dividends paid to non-controlling interest in subsidiaries	-	(5,301)	(3,355)	(5,301)
Changes in non-controlling interests	-	-	-	2
Payments of lease liabilities	(10,252)	(12,740)	(48,473)	(48,553)
Proceeds from borrowings	267,970	99,804	843,668	658,156
Repayments of borrowings	(446,728)	(198,834)	(1,121,053)	(896,986)
Net cash used in financing activities	(342,479)	(199,707)	(647,957)	(375,319)

Decrease in cash and cash equivalents	(194,478)	(421,554)	(260,985)	(947,200)
Movement in cash and cash equivalents
At the beginning of the year	513,665	1,004,398	584,583	1,554,275
Effect of exchange rate changes	(1,120)	1,739	(5,531)	(22,492)
Decrease in cash and cash equivalents	(194,478)	(421,554)	(260,985)	(947,200)
At December 31,	318,067	584,583	318,067	584,583

11

Exhibit I – Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA= Operating results + Depreciation and amortization + Impairment charges/(reversals).

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Twelve-month period ended December 31,
	2021	2020	2021	2020
Operating income (Loss)	273,315	7,385	707,509	(663,071)
Depreciation and amortization	152,160	185,024	594,721	678,806
Impairment	57,075	-	57,075	622,402
EBITDA	482,550	192,409	1,359,305	638,137

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Currentand Non-Current)+/-Derivatives hedging borrowings and investments – Borrowings(Current and Non-Current)

(all amounts in thousands of U.S. dollars)	At December 31,
	2021	2020
Cash and cash equivalents	318,127	584,681
Other current investments	397,849	872,488
Non-current investments	312,619	239,422
Derivatives hedging borrowings and investments	2,325	7,869
Current Borrowings	(219,501)	(303,268)
Non-current borrowings	(111,432)	(315,739)
Net cash / (debt)	699,987	1,085,453

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Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow= Net cash (used in) provided by operating activities – Capital expenditures.

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Twelve-month period ended December 31,
	2021	2020	2021	2020
Net cash provided by operating activities	46,030	139,454	119,075	1,520,383
Capital expenditures	(68,647)	(38,166)	(239,518)	(193,322)
Free cash flow	(22,617)	101,288	(120,443)	1,327,061

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